

December 9, 2010

Spencer Luo
President and Chief Executive Officer
Elite Energies, Inc.
848 Stewart Drive, Suite 101
Sunnyvale, California 94085

      Re: **Elite Energies, Inc.**
               Registration Statement on Form S-1
               Amended November 12, 2010
               File No. 333-168184

Dear Mr. Luo:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 1

1.   We note your revisions in response to prior comment 1. Here and in your Business disclosure, where you describe the products you offer as providing "increased efficiency," "decreased energy consumption," and other claims, revise to clarify the products or technology against which you are comparing your product offerings. Also explain the basis for these comparisons, and provide us with independent support for these claims.

Selling Shareholders, page 6

2.   We note your revisions in response to prior comment 9. Please further revise to indicate the nature of any position, office, or other material relationship with you or your affiliates which the selling shareholders have had within the past three years. Refer to Item 507 of Regulation S-K.

Description of Business, page 11

3.   We note your response to prior comment 16. Please expand your disclosure to clarify the nature and extent of Quality Green Building Building Supplies' operations. For instance, clarify the "particular fields" in which QGBS targets its suppliers. Also, with respect to the status of QGBS' operations, please reconcile your statement on page 12 that QGBS "is operating" as a building materials supplier in the San Francisco Bay area with your statement on the same page that QGBS "plans to source" materials for sale.

4.   With respect to your revisions in response to prior comment 20, we note your revised disclosure on page 12 that you "plan to fully implement [your light-emitting diode lighting systems business] after the success of the building material supplies segment operation." Please clarify what you mean by "success" of the building materials operation. For instance, have you set a threshold in terms of time, such as years in operation, or a threshold for revenues or profitability?

5.   We note your revised disclosure on page 13 in response to prior comment 19 that you design your own unique building products for your own distribution channels to differentiate yourself from competitors. Please revise the description of your business to describe this aspect of your business. Currently your disclosure only describes your business as a wholesaler.

6.   Please revise to describe the material terms of your agreements with Apollo Solar Lighting & Pole LLC and Shiyan Hongda Science and Technology Co., Ltd. and file these agreements as exhibits to your registration statement, or tell us why they are not required to be filed.

Market Opportunities, page 12

7.   Please revise to update the first paragraph of this section with the most recent market information as practicable. Also revise to explain more specifically the regulations and policies to which you refer as "creating tremendous new markets and opportunities," and describe the markets and opportunities in more detail.

Financial Statements

8.   Please update the financial statements as required by Rule 8-08 of Regulation S-X.

Note 2. Summary of Significant Accounting Policies

Revenue and Cost Recognition, page F-7

9.   You state that delivery of merchandise occurs through the transfer of title and risks and rewards of ownership and that majority of the sales of contracts transfer title and risk of loss to customers at receipt. In addition, you disclose that revenues are primarily recognized upon shipment. Please revise to describe when delivery occurs and if it differs between products and clarify the terms of delivery for each product group.

10.   Please revise your revenue and cost recognition policy to disclose your accounting for the return and replacement of defective products. In addition, disclose the nature of your sales discounts, rebates, and other sales incentives and how the amounts are estimated at the time of sale.

Note 3. Quality Green Building Supplies, page F-10

11.   We reference your response to our prior comment 31. Please clarify why you believe that you have acquired a business as defined by Rule 11-01(d) of Regulation S-X. If you have acquired a business tell us how you have complied with the requirements of Rule 8-04 and 8-05 of Regulation S-X.

Management's Discussion and Analysis. . ., page 15

Results of Operations, page 15

12.   Please clarify the nature of your revenue each period. For example, disclose the nature of sales revenue on hardwood floor or on sink customers discussed on page 15.

Directors, Executive Officers, Promoters and Control Persons. . ., page 20

13.   We note your response to prior comment 41; however, you do not appear to have provided disclosure pursuant to Item 401(e)(1) of Regulation S-K with respect to the specific experience, qualifications, attributes or skills that led to the conclusion that each person should serve as a director in light of your business and structure. Therefore, we reissue the last sentence of prior comment 41.

Certain Relationships and Related Transactions, page 24

14.   Please revise to provide disclosure pursuant to Item 404 of Regulation S-K with respect to the October agreement of your directors to enter into short-term note transactions with you, as disclosed in Note 12 to the financial statements on page F-14.

Exhibits

15.   Please include updated accountants' consents with any amendment to the filing.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

-   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Praveen Kartholy at (202) 551-3778 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Allicia Lam at (202) 551-3316 or Mary Beth Breslin, Senior Attorney, at (202) 551-3625 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (by facsimile):   Yarona Y. Liang, Esq. – Anslow & Jaclin, LLP